GENER8 MARITIME, INC.

299 Park Avenue, 2nd Floor

New York, New York 10171

January 19, 2016

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Gener8 Maritime, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-215505

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-215505) so that it will become effective on January 23, 2017 at 3:00 pm (Eastern standard time), or as soon thereafter as is practicable.

Please contact Terrence Shen of Kramer Levin Naftalis & Frankel LLP, special counsel to the Registrant, at (212) 715-7819 upon the Registration Statement becoming effective.

Very truly yours,

GENER8 MARITIME, INC.

By:	/s/ Leonard J. Vrondissis
Leonard J. Vrondissis
Executive Vice President, Secretary and Chief Financial Officer

cc:                                Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP

Terrence L. Shen, Esq., Kramer Levin Naftalis & Frankel LLP